SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒                                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐                                    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to            .

Commission file number 0-10232

A.              Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST REGIONAL BANK 401K PLAN

B.                Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST REGIONAL BANCORP
1801 Century Park East
Los Angeles, CA 90067

First Regional Bank
401(k) Plan

Financial Statements as of and for the
Years Ended December 31, 2005 and 2004,
Supplemental Schedule as of December 31,
2005, and Reports of Independent Registered
Public Accounting Firm

FIRST REGIONAL BANK 401(k) PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004:

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

SUPPLEMENTAL SCHEDULE PROVIDED PURSUANT TO THE DEPARTMENT OF LABOR RULES AND REGULATIONS—Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2005

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

First Regional Bank 401(k) Plan

Los Angeles, CA

We have audited the accompanying statements of net assets available for benefits of the First Regional Bank 401(k) Plan (the “Plan”) as of December 31, 2005, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but no for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 14, 2006

/s/ Farber Hass Hurley & McEwen, LLP

Camarillo, California

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

First Regional Bank 401(k) Plan

Century City, California

We have audited the accompanying statement of net assets available for benefits of First Regional Bank 401(k) Plan (the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
June 27, 2005

FIRST REGIONAL BANK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004

ASSETS:
Investments (Note 3)	$12,910,980	$9,998,094
Contribution receivable		31,744

NET ASSETS AVAILABLE FOR BENEFITS	$12,910,980	$10,029,838

See notes to financial statements.

FIRST REGIONAL BANK 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004

ADDITIONS:
Investment income:
Net appreciation in fair value of investments (Note 3)	$1,922,243	$3,386,789
Dividend and interest income	54,731	15,979

Net investment income	1,976,974	3,402,768

Contributions:
Participant contributions and rollovers	996,938	795,104
Employer contributions	237,837	206,545

Total contributions	1,234,775	1,001,649

Total additions	3,211,749	4,404,417

DEDUCTIONS:
Benefits paid to participants	325,312	238,310
Other disbursements	5,295

Total deductions	330,607	238,310

INCREASE IN NET ASSETS	2,881,142	4,166,107

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	10,029,838	5,863,731

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$12,910,980	$10,029,838

See notes to financial statements.

FIRST REGIONAL BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

1.             DESCRIPTION OF THE PLAN

The following description of the First Regional Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees of First Regional Bank (the “Bank”) who have attained age 18 and have completed one hour of service. The Bank has overall control and authority over the administration of the Plan. Wells Fargo Bank, N.A. (the ”Trustee”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Each year, participants may contribute up to 15% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code limitations. The Bank contributes 25% of the first 3% of base compensation that a participant contributes and 75% of the next 3% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Bank’s board of directors. No such additional discretionary contributions were made for the years ended December 31, 2005 and 2004. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Bank’s matching contribution and allocations of Bank discretionary contributions, participant forfeitures, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct their account balances into various investment options offered by the Plan. The Plan currently offers 11 mutual fund investment options as follows: Wells Fargo Collective Short-Term Investment Fund, PIMCO Low Duration Fund, Wells Fargo Advantage Short Duration Government Bond Fund, Columbia Balanced Fund, Wells Fargo Collective Asset Allocation Fund, Neuberger Berman Guardian Fund, Wells Fargo Collective S&P 500 Index Fund, Westcore MIDCO Growth Fund, Franklin Templeton Foreign Fund, Columbia Mid Cap Growth Fund and First Regional Bancorp Stock Fund. Employer contributions are directed to the First Regional Bancorp Stock Fund.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Bank’s contribution portion of their accounts is based on years of service. A participant is 100% vested after three years of credited service.

Payment of Benefits—On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or installment payments (annually, quarterly or monthly)

over a specified period of time, not to exceed the participant’s life expectancy (or the joint expectancy of the participant and the participant’s designated beneficiary). For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts—At December 31, 2005 and 2004, forfeited nonvested accounts totaled $26,665 and $5,334, respectively. Forfeitures of matching contributions are reallocated as a discretionary matching contribution for the Plan year in which the forfeiture occurs.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at their fair value measured by quoted market prices or the quoted market prices of the underlying investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in fair market value of investments for such investments.

Net Appreciation in Fair Value of Investments — Realized and unrealized appreciation in the fair value of investments is based on the difference between the value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation) or on the last day of the year for unrealized appreciation (depreciation).

Realized and unrealized appreciation is recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as “Net Appreciation in Fair Value of Investments.

Administrative Expenses—Administrative expenses of the Plan are paid by the Bank as provided in the Plan document.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. At December 31, 2005 and 2004, there were no amounts allocated to accounts of persons who had elected to withdraw from the Plan but had not yet been paid.

Risks and Uncertainties — The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rates, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The Plan invests through mutual funds in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

3.                      INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits are as follows as of December 31:

	Number of
	Units	Value

2005

Wells Fargo Collective S&P 500 Index Fund	19,093	$999,910
First Regional Bancorp Stock Fund	146,769	9,033,002
Wells Fargo Collective Short-Term Investment Fund	657,967	657,967

2004

Wells Fargo Collective S&P 500 Index Fund	16,512	$826,085
First Regional Bancorp Stock Fund	145,684	7,207,430

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2005	2004

PIMCO Low Duration Fund	$(4,683)	$(1,089)
Wells Fargo Limited Term Government Income Fund	(1,267)	(904)
Columbia Balanced Fund	5,055	4,961
Wells Fargo Collective Short-Term Investment Fund	0	7,808
Neuberger Berman Guardian Fund	14,111	13,000
Wells Fargo Collective S&P 500 Index Fund	45,316	76,559
Westcore MIDCO Growth Fund	10,229	21,169
Franklin Templeton Foreign Fund	6,209	16,691
Columbia Mid Cap Growth Fund	60,692	26,412
Wells Fargo Collective Asset Allocation Fund	20,683	28,916
Wells Fargo Advantage Short Duration Government Bond Fund	(981)	0
First Regional Bancorp Stock Fund	1,766,879	3,193,266

Net appreciation in fair value of investments	$1,922,243	$3,386,789

4.                      NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of and for the years ended December 31:

	2005	2004

Net assets—First Regional Bancorp Stock Fund	$9,033,002	$7,207,430

Changes in net assets:
Net appreciation	1,766,879	3,193,266
Employer contribution	245,311	215,273
Participant contribution	236,672	167,304
Rollover	4,805	39,330
Benefits paid to participants	(196,043)	(122,561)
Net transfers	(232,052)	45,569

Net change	1,825,572	3,538,181

First Regional Bancorp Stock Fund—beginning of year	7,207,430	3,669,249

First Regional Bancorp Stock Fund—end of year	$9,033,002	$7,207,430

The amounts above include a portion which is participant directed.

5.                      EXEMPT RELATED PARTY TRANSACTIONS

The Bank and the Plan Trustee are parties-in-interest as defined by ERISA. Certain Plan investments are shares of mutual funds managed by Wells Fargo Bank, N.A. Wells Fargo Bank, N.A. is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2005 and 2004, the Plan’s First Regional Bancorp Stock Fund held 146,769 and 145,684 shares, respectively, of common stock of First Regional Bancorp, the bank holding company of the sponsoring employer.

Fees paid by the Bank for administrative expenses amounted to $27,095 and $12,348 for the years ended December 31, 2005 and 2004, respectively.

These transactions qualify as party-in-interest transactions permitted under Section 408(b)(8) of the Internal Revenue Code.

6.                      PLAN TERMINATION

Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

7.                      FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Wells Fargo Bank, N.A. Wells Fargo Bank, N.A. received an opinion letter from the Internal Revenue Service (“IRS”) dated August 30, 2002, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code (“IRC”). The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

******

SUPPLEMENTAL SCHEDULE PROVIDED PURSUANT TO
THE DEPARTMENT OF LABOR RULES AND REGULATIONS

FIRST REGIONAL BANK 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i,

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

Identity of Issue, Borrower,		Current
Lessor or Similar Party	Description of Investment	Value

* Wells Fargo Collective Investment Funds	S&P 500 Index Fund	$999,910
Neuberger Berman Funds	Guardian Fund	231,379
PIMCO Funds	Low Duration Fund	249,482
* Wells Fargo Collective Investment Funds	Managed Investment Fund	490,990
Columbia Funds	Special Fund	496,103
Franklin Templeton Funds	Foreign Fund	245,852
Columbia Funds	Balanced Fund	148,383
Westcore Funds	MIDCO Growth Fund	244,566
* First Regional Bancorp Stock Fund	First Regional Bancorp Common Stock	9,033,002
* Wells Fargo Collective Investment Funds	Short-Term Investment Fund	657,967
* Wells Fargo Collective Investment Funds	Short Duration Government Bond Fund	113,346

Total		$12,910,980

*  Party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned herunto duly authorized.

Date:         June 14, 2006

FIRST REGIONAL BANK 401(k) PLAN

BY:	/s/ Thomas McCullough
Thomas McCullough
Authorized Signatory